SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                      (Amendment No. ___)*

                Grand Central Silver Mines, Inc.
=================================================================
                        (Name of Issuer)

              Common Stock, no par value per share
=================================================================
                 (Title of Class of Securities)

                              6795
=================================================================
                         (CUSIP Number)

                       Waylon E. McMullen
                         P.O. Box 795517
                      Dallas, Texas  75379
                         (972) 239-2290
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 30, 1998
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e)(f) or (g), check the following box.  [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 6785              Grand Central Silver Mines, Inc.

(1)  Name of Reporting Person    Pines Internatonal Resorts, Inc.
     IRS Identification No. (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds*                                   WC and OO

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                Delaware

     Number of Shares    (7)  Sole Voting                 900,000
                              Power
        Beneficially
                         (8)  Shared Voting                     0
        Owned by Each         Power

     Reporting Person    (9)  Sole Dispositive            900,000
                              Power
        with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                  900,000
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                     [ ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                       14.85%
     Amount in Row (11)

(14) Type of Reporting Person*                                 CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 6785              Graand Central Silver Mines, Inc.

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1

Item 1.   Security and Issuer

     This Schedule 13D relates to shares of Common Stock, $.01 par value ("the shares"), of Grand Central Silver Mines, Inc. ("the Company"). The principal executive offices of the Company are located at 1010 Ironwood Drive, Suite 105, Coeur d'Alene, Idaho 83814.

Item 2.   Identity and Background

     (a)  This Schedule 13D is being filed by Pines International
          Resorts, Inc., a Delaware Corporation ("Pines").
     (b)  950 Third Avenue, Suite 2500, New York, New York 10022.

     (c) The present principal business of Pines is a holding company.

     (d) During the past five years none of the executive officers, directors, or controlling persons of Pines has been convicted in a criminal proceeding.

     (e) During the past five years none of the executive officers, directors, or controlling persons of Pines has been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The aggregate amount of funds required by Pines to purchase the 900,000 shares owned by it was $1,100,000. The funds consisted of cash and notes. The cash came from working capital.

Item 4.   Purpose of Transaction

     Pines purchased the Shares for purposes of investment and depending upon its evaluation of the Company's business and prospects , future developments, market conditions and other factors, Pines may from time to time, purchase additional shares or sell or cause to be sold, all or a portion of these Shares for which Pines exercises voting or dispositive power, either in the open market or privately negotiated transactions or otherwise.

     Subject to the foregoing, Pines has no plans or proposals which relate to Item 4 (a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) Pines is the direct beneficial owner of 900,000 Shares, representing approximately 14.85% of the Shares outstanding.

     (b) Pines has sole power to vote and sole power to dispose of the Shares.

     (c)  Not Applicable.

     (d)  Not Applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          There are none.

CUSIP No. 6785            Grand Central Silver Mines, Inc.

Item 7.   Material to Be Filed as Exhibits

          None.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 30, 1998                 PINES INTERNATIONAL RESORTS, INC.



                              By:  /s/  WAYLON E. MCMULLEN
                                 ------------------------------
                              Waylon E. McMullen, President